TELCO COMMUNICATIONS GROUP                     FOR IMMEDIATE RELEASE

                                                For More Information Contact:
                                                -----------------------------
                                                Nicholas A. Merrick, Chief
                                                Financial Officer
                                                Telco Communications Group, Inc.
                                                (703) 631-5632



                        TELCO COMMUNICATIONS GROUP, INC.

                     ANNOUNCES RECORD THIRD QUARTER EARNINGS


     CHANTILLY, Va. (October 29, 1996) - Telco Communications Group, Inc. (Nasdaq/NM: TCGX) today announced record results for its third quarter ended September 30, 1996. Revenues for the quarter increased 95% to $113.8 million from $58.3 million for the third quarter of 1995. Net income was up 64% to $6.2 million, or $0.20 per share, compared with net income of $3.8 million, or $0.13 per share, for the third quarter of 1995. Net income for the third quarter of 1996 was reduced by approximately $0.01 per share as the result of expenses relating to the prepayment of capital leases with the proceeds of the Company's recently completed initial public offering.

     For the nine months ended September 30, 1996, revenues rose 105% to $309.8 million compared with $150.9 million in the same period of last year. Net income for the year-to-date period was up 33% to $14.6 million, or $0.50 per share, compared with $11.0 million, or $0.39 per share, for the nine months ended September 30, 1995.

     The increase in revenue during the third quarter was due to an increase in billed customer minutes from both the Company's Consumer and Commercial Sales Divisions. Total billed customer minutes of use were 771.8 million minutes for the third quarter of 1996, a 104% increase versus 379.2 million minutes for the third quarter of 1995. The growth in the Consumer Division was largely the result of increasing Dial Around revenues made possible by significant mail marketing activities into existing markets.

     Donald A. Burns, President and Chief Executive Officer of Telco, stated, "Our Dial Around products posted outstanding growth during the third quarter almost exclusively from markets already served. With the recent deployment of our Las Vegas switch, we are now poised to enter the ten western states not currently served by our Consumer Division. Our most recent switch addition in Las Vegas now provides us with nationwide origination and termination capabilities servicing both our Consumer Division and our recently inaugurated Commercial Sales Division."

TELCO Reports Third Quarter Results
Page 2
October 29, 1996


     The Company's Commercial Sales Division, which was formed in April 1996, provides telecommunications products and services to both commercial and carrier customers. Since its introduction, the Commercial Sales Division has opened 19 sales offices employing approximately 176 sales personnel, all targeting commercial and carrier customers on a pre subscribed basis. For the third quarter of 1996, the Commercial Sales Division generated revenues of $5.9 million, which includes both direct and dealer revenue as well as wholesale carrier revenue. For the second quarter of 1996, the Company generated $3.9 million in revenue exclusively from wholesale carrier customers and no significant commercial revenue from either the direct or dealer sales channels.

     "We are very pleased with the progress of the Commercial Sales Division, in marketing to both commercial and carrier customers. Our underutilized daytime network capacity, coupled with our billing and data processing expertise, provides us with the opportunity to diversify our revenue sources and to add to the continuing growth of the Company," Burns continued. "The Commercial Sales Division's successful launch was highlighted by a product offering that was well-received by prospective commercial and carrier customers, resulting in revenue and expense levels that were in-line with budgetary targets."

     In August, 1996, the Company completed its initial public offering raising approximately $61.1 million in net proceeds. Burns noted that the Company's resulting balance sheet provides a debt-free capital structure which is a significant advantage in the highly competitive long distance industry.

     Telco Communications Group, Inc. is a rapidly growing nationwide switch-based provider of a full spectrum of long distance telecommunications products and services targeting residential, commercial and carrier customers. Telco markets its residential products and services primarily through its Dial & Save and Long Distance Wholesale Club brand names. Telco markets its commercial and carrier products through approximately 176 sales professionals in 19 regional offices in 14 states.

TELCO Reports Third Quarter Results
Page 3
October 29, 1996

                        TELCO COMMUNICATIONS GROUP, INC.
                         UNAUDITED FINANCIAL HIGHLIGHTS
             (In thousands, except per share and per minute amounts)


                                   Three Months Ended      Nine Months Ended
                                      September 30,          September 30,
                                   -------------------    -------------------
                                    1996       1995         1996       1995
                                    ----       ----         ----       ----
STATEMENT OF OPERATIONS DATA:
Revenues, net                   $113,768    $58,341       $309,774    $150,936
    Cost of services              67,729     36,338        183,260      92,833
                                ---------  ---------      ---------   ---------
Gross margin                      46,039     22,003        126,514      58,103
     Selling, general and
     administrative expenses      32,512     13,117         91,915      34,994
     Depreciation and
     amortization                  2,200        997          5,505       1,989
                                 ---------  ---------      ---------   ---------

Operating income                  11,327      7,889         29,094      21,120
Interest expense                   1,153        783          3,341       1,917
Other income                         374        (19)           491         (12)
Provision for income taxes         4,247      2,760         10,923       7,473
Minority interest                    135        560            689         678
                                ---------  ---------      ---------   ---------
Net income                        $6,166     $3,767        $14,632     $11,040
                                ---------  ---------      ---------   ---------
                                ---------  ---------      ---------   ---------
Net income per share               $0.20      $0.13          $0.50       $0.39
                                ---------  ---------      ---------   ---------
                                ---------  ---------      ---------   ---------
Weighted average number
 of shares outstanding            31,274     28,290         29,321      28,280


OTHER OPERATING DATA:
Minutes of use (in thousands)    771,835    379,153      2,128,107     964,048
Revenue per minute of use         $0.147     $0.154         $0.146      $0.157
Cost of services per minute
of use                            $0.088     $0.096         $0.086      $0.096

BALANCE SHEET DATA:
Cash and cash equivalents        $10,581
Total assets                     188,531
Total debt (including
capital lease obligations)            16
Shareholders' equity             134,871